Filed pursuant to Rule 253(g)(2)

File No. 024-11089

OFFERING CIRCULAR POST QUALIFICATION AMENDMENT NO. 1 DATED JANUARY 15, 2021

(TO THE OFFERING CIRCULAR POST QUALIFICATION AMENDMENT DATED JANUARY 15, 2021 AND QUALIFIED ON January 27, 2021)

SPORTS VENUES OF FLORIDA, INC.

(Exact name of registrant as specified in its charter)

Date: February 8, 2021

Florida	6552	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

430 Walker Ln
Thomasville, Georgia 31792

Telephone: 516-375-6649

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.sportsvenues.net

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Sports Venues of Florida, Inc. (the "Company," "we," "us," or "our") dated January 15, 2021 and qualified by the Commission on January 27, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.08 per share. We will have approximately 101,940,000 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED FEBRUARY 8, 2021

UP TO A MAXIMUM OF 101,940,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.08	NONE	Up to Maximum of $2,548,500